Exhibit 99.1

ASX ANNOUNCEMENT

1 March, 2018

Update Announcement on the Proposed Share Swap Transaction

Reference is made to the announcement of Integrated Media Technology Limited (ASX:ITL; NASDAQ:IMTE) (IMT) dated 22 November 2017 in relation to the conditional Share Swap Agreement involving our controlling shareholder Marvel Finance Limited (MFL) and subsequent announcement dated 22 December 2017 on extension of deadline to 28 February 2018 for completing the legal and financial due diligence and entering into a definitive agreement.

The Company announces that the Board of Directors have been informed by MFL, as at the date of this announcement, no definitive agreement has been entered into between MFL and Vantage Ultimate Limited, a wholly owned subsidiary of Sharing Economy International Inc. (Nasdaq: SEII) (formerly known as Cleantech Solutions International, Inc.) in relation to the Proposed Share Swap Transaction ("the Transaction"). MFL has indicated that as the timeline for entering into the definitive agreement ended on 28 February 2018, the conditional Share Swap Agreement has lapsed pursuant to its terms therein.

The Directors of IMT wish to reiterate that the lapse of the conditional Share Swap Agreement, as informed by MFL, does not have any adverse impact on the financial position and operation of the Group as IMT is not a party to the Share Swap Agreement.

Yours sincerely,

/S/ Dr. Man Chung Chan

Dr. Man Chung Chan

Director

For further information on this announcement, please contact:

Mr. George Yatzis

Company Secretary

E: compsec@imtechltd.com

About IMT

Further information on IMT is available at www.imtechltd.com

Level 7, 420 King William Street, Adelaide SA 5000, Australia
T: +61 8 7324 6018 F: +61 8 8312 0248 www.imtechltd.com A.B.N. 98 132 653 948